FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-184476

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

SUPPLEMENT NO. 11 DATED NOVEMBER 18, 2015

TO THE PROSPECTUS DATED MARCH 13, 2015

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT II, Inc. dated March 13, 2015, Supplement No. 9 dated October 22, 2015 and Supplement No. 10 dated November 12, 2015. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT II, Inc. and, as required by context, RRE Opportunity OP II, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offering;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended September 30, 2015; and

•	our unaudited financial statements and the notes thereto as of September 30, 2015 and for the three months and nine months ended September 30, 2015 and 2014.

Status of the Offering

We commenced this initial public offering of shares of our common stock on February 6, 2014. As of November 16, 2015, we had accepted aggregate gross offering proceeds of approximately $370.4 million related to the sale of 37.2 million shares of common stock, including shares sold pursuant to our distribution reinvestment plan. As of November 16, 2015, approximately 63.5 million shares of our common stock remain available for sale in our primary offering, and approximately 9.4 million shares of our common stock remain available for issuance under our distribution reinvestment plan.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a Maryland corporation that intends to invest in multifamily assets across the entire spectrum of investments in order to provide investors with growing cash flow and increasing asset values. Our targeted portfolio will consist, at the time of acquisition, of commercial real estate assets, principally (i) underperforming multifamily rental properties which we will renovate and stabilize in order to increase rents, (ii) distressed real estate owned by financial institutions, usually as a result of foreclosure, and non-performing or distressed loans, including first- and second-priority mortgage loans and other loans which we will resolve, and (iii) performing loans, including first- and second-priority mortgage loans and other loans we originate or purchase either directly or with a co-investor or joint venture partner. We anticipate acquiring approximately 60% of our total assets in category (i) listed above, 20% of total assets in category (ii) listed above, and 20% of our total assets in category (iii) listed above. We believe multiple opportunities exist within the multifamily industry today and will continue to present themselves over the next few years to real estate investors who possess the following characteristics: (i) extensive experience in multifamily investing, (ii) strong management platforms specializing in operational and financial performance optimization, (iii) financial sophistication allowing them to benefit from complex opportunities and (iv) the overall scale and breadth of a national real estate platform in both the equity and debt markets. If we are only able to raise an amount substantially less than our maximum offering, our plan of operation will be scaled down considerably and we would expect to acquire a limited number of assets. We may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forego a good investment because it does not precisely fit our expected portfolio composition. Thus, to the extent that Resource Real Estate Opportunity Advisor II, LLC, our external advisor, or the Advisor, presents us with investment opportunities that allow us to meet the requirements to be treated as a real estate investment trust, or REIT, under the Internal Revenue Code, and to maintain our exclusion from regulation as an investment company under the Investment Company Act of 1940, our portfolio composition may vary from what we initially expect.

We commenced this public offering of our common stock in February 2014. We describe this offering in “Liquidity and Capital Resources,” below.

Results of Operations

We were formed on September 28, 2012. We commenced active real estate operations on June 4, 2014 with the acquisition of our first multi-family property. As of September 30, 2015, we owned seven multifamily properties. Our management is not aware of any material trends or uncertainties, favorable, or unfavorable, other than national economic conditions affecting our targeted portfolio, the multifamily residential housing industry and real estate generally, which may reasonably be expected to have a material impact on either capital resources or the revenues or income to be derived from the operation of such assets or those that we expect to acquire.

Three Months Ended September 30, 2015 Compared to the Three Months Ended September 30, 2014

The following table sets forth the results of our operations:

	Three Months Ended September 30,
	2015	2014
Revenues:
Rental income	$3,871,888	$342,437
Interest income	41,888	1,505

Total revenues	3,913,776	343,942

Expenses:
Rental operating	2,245,165	230,517
Acquisition costs	3,018,033	60,053
Management fees - related parties	650,989	8,683
General and administrative	668,544	430,186
Loss on disposal of assets	658,606	—
Depreciation and amortization expense	2,405,596	193,910

Total expenses	9,646,933	923,349

Loss before other expense	(5,733,157)	(579,407)

Other expense:
Interest expense	(1,098,071)	(53,523)

Net loss	$(6,831,228)	$(632,930)

Revenues. During the three months ended September 30, 2015, our revenue was primarily from the rent of our multifamily properties, which increased from one property at September 30, 2014 to seven properties at September 30, 2015.

Expenses. Our operating expenses for the three months ended September 30, 2015 were from the ongoing operations of our business and the ownership of seven operating properties. Accordingly, we incurred increased management fees, general and administrative expenses, and depreciation and amortization expenses.

•	General and administrative expenses were $668,544, primarily related to the following:

•	Company level expenses included $36,353 of director and officer’s insurance, $40,306 of director fees, $31,474 of proxy solicitation fees and $51,297 of professional fees.

•	Property level expenses of $406,279 were related to the operations of our seven multifamily properties.

•	Acquisition costs of $3.0 million related to the acquisitions of Mayfair Chateau, Fairways of Bent Tree and Spalding Crossing, multifamily properties purchased with an aggregate purchase price of $92.3 million.

•	Loss on disposal of assets increased from $0 for the three months ended September 30, 2014 to $658,606 for the three months ended September 30, 2015, primarily related to the increase in properties owned.

•	We recorded $1.1 million of interest expense related to the mortgage loans secured by five of our multifamily properties, amortization of deferred financing costs, amortization of the fair value of debt assumed and the fair value adjustment for our interest rate swap.

Nine Months Ended September 30, 2015 Compared to the Nine Months Ended September 30, 2014

The following table sets forth the results of our operations:

	Nine Months Ended September 30
	2015	2014
Revenues:
Rental income	$8,303,029	$455,076
Interest income	86,973	1,787

Total revenues	8,390,002	456,863

Expenses:
Rental operating	4,432,909	270,542
Acquisition costs	5,177,264	329,444
Management fees - related parties	1,356,192	59,228
General and administrative	2,216,195	1,117,506
Loss on disposal of assets	1,669,835	198,840
Depreciation and amortization expense	5,187,261	277,249

Total expenses	20,039,656	2,252,809

Loss before other expense	(11,649,654)	(1,795,946)

Other expense:
Interest expense	(1,551,004)	(69,880)

Net loss	$(13,200,658)	$(1,865,826)

Revenues. During the nine months ended September 30, 2015, our revenue was primarily from the rent of our multifamily properties, which increased from one property at September 30, 2014 to seven properties at September 30, 2015.

Expenses. Our operating expenses for the nine months ended September 30, 2015 were from the ongoing operations of our business and the ownership of seven operating properties. Accordingly, we incurred increased management fees, general and administrative expenses, and depreciation and amortization expenses.

•	General and administrative expenses were $2.2 million, primarily related to the following:

•	Company level expenses included $448,197 in payroll costs allocated to us by our Advisor, $107,872 of director and officer’s insurance, $136,592 of director fees, and $260,119 of professional fees.

•	Property level expenses of $904,557 were related to the operations of our seven multifamily properties.

•	Acquisition costs of $5.2 million related to the acquisitions of Uptown Buckhead, Farrington Lakes, Mayfair Chateau, Fairways of Bent Tree and Spalding Crossing, multifamily properties purchased with an aggregate purchase price of 171.6 million.

•	Loss on disposal of assets increased from $198,840 for the nine months ended September 30, 2014 to $1.7 million for the nine months ended September 30, 2015, primarily related to the increase in properties owned.

•	We recorded $1.6 million of interest expense related to the mortgage loans secured by five of our multifamily properties, amortization of deferred financing costs, amortization of the fair value of debt assumed and the fair value adjustment for our interest rate swap.

Liquidity and Capital Resources

We are offering and selling to the public in this public offering up to $1.0 billion in shares of common stock, $0.01 par value per share, at $10 per share. We are also offering up to $95.0 million in shares of our common stock to be issued pursuant to our distribution reinvestment plan under which our stockholders may elect to have distributions reinvested in additional shares at $9.50 per share. On July 9, 2015, our board of directors made the determination to close the primary portion of this offering on December 31, 2015. This closing date may be extended upon the discretion of our board of directors. We anticipate deriving the capital required to purchase real estate investments and conduct our operations from the proceeds of this offering and any future offerings we may conduct, from secured or unsecured financings from banks or other lenders, from proceeds from the sale of assets and from any undistributed funds from our operations. In addition, our Advisor has and will advance funds to us for certain accrued organization and offering costs. As of September 30, 2015, we had not identified any additional sources of financing. As of September 30, 2015, we have identified one additional property that we may acquire; although we cannot guarantee that we will acquire such property.

If we are unable to raise substantial funds in this offering, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions. As of September 30, 2015, we had raised $317.7 million in this offering.

We intend to allocate funds as necessary to aid our objective of preserving value for our investors by supporting the maintenance and viability of properties we acquire in the future. If such allocations and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties, debt investments or other assets we may hold. We cannot assure you that we will be able to access additional funds when we need them or upon acceptable terms.

We may obtain REIT-level financing through a line of credit from third-party financial institutions or other commercial lenders. Our assets will serve as collateral for this type of debt incurred to acquire real estate investments. In addition to debt financing at the REIT-level, we have financed, and may continue to finance, the acquisition costs of individual real estate investments, as well as the acquisition costs of all or a group of real estate investments acquired by us, by causing our subsidiaries to borrow directly from third-party financial institutions or other commercial lenders. Under these circumstances, our Advisor anticipates that certain properties will serve as collateral for the debt we incur to acquire those particular properties and that we will seek to obtain nonrecourse financing for the acquisition of the properties. However, there is no guarantee that our Advisor will be successful in obtaining financing arrangements on a property-by-property basis and that the loans would be nonrecourse to us. Finally, we may also obtain seller financing with respect to specific assets that we acquire.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make payments to our Advisor and the dealer manager of this offering, which is an affiliate of our Advisor. During our organization and offering stage, these payments will include payments to the dealer manager for selling commissions and the dealer manager fee and payments to the dealer manager and our Advisor for reimbursement of organization and offering expenses. However, our Advisor has agreed to reimburse us to the extent that selling commissions, the dealer manager fee and other organization and offering expenses incurred by us exceed 15% of our gross offering proceeds. During our acquisition and development stage, we expect to make payments to our Advisor in connection with the selection or purchase of real estate investments, the management of our assets and costs incurred by our Advisor in providing services to us. We describe these payments in more detail in Note 11 to our consolidated financial statements.

Capital Expenditures

We deployed a total of $4.8 million during the nine months ended September 30, 2015 for capital expenditures. The properties in which we deployed the most capital during the nine months ended September 30, 2015 are listed separately and the capital expenditures made on all other properties are aggregated in “All other properties” below:

	Capital deployed during the nine months ended	Remaining capital budgeted
	September 30, 2015
Adair off Addison	$1,533,453	$1,690,602
Overton Trails	2,085,640	5,574,890
Uptown Buckhead	566,435	3,819,700
Farrington Lakes	541,704	8,179,341
All other properties	94,544	17,499,801

	$4,821,776	36,764,334

Common Stock

As of September 30, 2015, we had an aggregate of 32,689,955 shares of $0.01 par value common stock outstanding, including the Advisor’s additional purchase of 117,778 shares of common stock for $1.1 million, as follows:

	Shares Issued	Gross Proceeds
Initial public offering	31,892,619	$317,742,273
Shares issued through stock distributions	246,365	—
Shares issued through distribution reinvestment plan	541,013	5,139,624
Advisor’s initial investment, net of 5,000 share conversion	15,000	150,000
Redemptions	(5,042)	(50,000)

	32,689,955	$322,981,897

Debt

The following is a summary of our mortgage notes payable:

	Balance Outstanding September 30, 2015	Maturity Date	Interest Rate September 30, 2015	Average Monthly Debt Service	Interest Expense
Collateral					Three Months Ended September 30, 2015	Nine Months Ended September 30, 2015
Adair off Addison	$7,465,000	7/1/2024	2.56%	$15,944	$48,887	$144,446
Overton Trails Apartment Homes	31,075,000	1/1/2025	2.10%	54,471	166,660	491,539
Uptown Buckhead	20,200,000	7/1/2025	2.39%	40,740	124,544	125,894
Farrington Lakes	32,000,000	7/10/2020	1.89%	47,970	129,105	129,105
Mayfair Chateau - Key Bank	18,690,882	11/1/2021	4.73%	103,568	89,034	89,034
Mayfair Chateau - Capital One	2,748,419	11/1/2021	5.40%	15,723	12,794	12,794
Mayfair unamortized fair value adjustment	698,571

	$112,877,872

On June 4, 2014, in connection with our acquisition of Adair off Addison, we entered into a $7.5 million, 10-year secured mortgage loan with Berkadia Commercial Mortgage, LLC, (the “Adair Mortgage Loan”), secured by Adair off Addison. The Adair Mortgage Loan matures on July 1, 2024. The Adair Mortgage Loan bears interest at a floating rate of one-month London InterBank Offered Rate, or LIBOR, plus 2.37%. Monthly payments are initially interest only. Beginning with the August 2018 payment, monthly payments will include interest and repayments of principal, which based upon current interest rates, amount to approximately $28,000 per month.

On December 19, 2014, in connection with our acquisition of Overton Trails Apartment Homes, we entered into a $31.1 million, secured mortgage loan with M&T Reality Capital Corporation (the “Overton Mortgage Loan”), secured by Oak Hill. The Overton Mortgage Loan, which matures on January 1, 2025, bears interest at a floating rate of one-month LIBOR plus 1.90%. Monthly payments are initially interest only. Beginning with the February 2017 payment, monthly payments will include interest and principal, which based upon current interest rates, amount to approximately $109,000 per month.

On June 30, 2015, we entered into a $20.2 million, secured mortgage loan with Prudential Multifamily Mortgage, LLC (the “Uptown Buckhead Mortgage Loan”), secured by Uptown Buckhead. The Uptown Buckhead Mortgage Loan, which matures on June 1, 2025, bears interest at a floating rate of one-month LIBOR plus 2.22%. Monthly payments are initially interest only. Beginning with the July 2017 payment, monthly payments will include interest and principal, which based upon current interest rates, amount to approximately $74,000 per month.

On July 28, 2015, we entered into a $32.0 million secured mortgage loan with Bank of America, N.A. (the “Farrington Lakes Mortgage Loan”), secured by Farrington Lakes. The Farrington Lakes Mortgage Loan, which matures on July 10, 2020, bears interest at a floating rate of one-month LIBOR plus 1.70%. Monthly payments are initially interest only. Beginning with the August 2017 payment, monthly payments will include interest and principal, which based upon current interest rates, amount to approximately $85,000 per month.

On August 21, 2015, in connection with the acquisition of Mayfair Chateau, we assumed a $18.7 million secured mortgage loan with Key Bank (the “Mayfair Key Bank Mortgage Loan”), secured by Mayfair Chateau. The Mayfair Chateau Key Bank Mortgage Loan, which matures November 1, 2021, bears interest at a fixed rate of 4.73%. Monthly payments include interest and principal, in the amount of approximately $104,000 per month.

On August 21, 2015, in connection with the acquisition of Mayfair Chateau, we assumed a $2.7 million secured mortgage loan with Capital One (the “Mayfair Capital One Mortgage Loan”), secured by Mayfair Chateau. The Mayfair Chateau Capital One Mortgage Loan, which matures November 1, 2021, bears interest at a fixed rate of 5.40%. Monthly payments include interest and principal, in the amount of approximately $16,000 per month.

On August 21, 2015, we recorded a fair value adjustment, which represented the fair value of the debt assumed over its principal amount in connection with Mayfair Chateau acquisition. The fair value is being amortized to interest expense over the term of the related mortgages loans using the effective interest method. As of September 30, 2015, the net unamortized fair value of debt was $698,571 and was included as a component of mortgage loans payable in the accompanying consolidated balance sheets.

On June 4, 2014, the Advisor provided us a $1.3 million bridge loan, or the Bridge Loan. We used the proceeds of the Bridge Loan to partially finance the acquisition of Adair off Addison. The Bridge Loan, which was scheduled to mature on December 4, 2014, incurred interest at an annual rate of LIBOR plus 3.0%. As of September 30, 2015, we had repaid the Bridge Loan in full and paid $2,242 in interest.

Operating Properties

As of September 30, 2015, our wholly-owned interests in multifamily properties were as follows:

Subsidiary	Apartment Complex	Number of Units	Property Location
RRE Bear Creek Holdings, LLC, or Bear Creek	Adair off Addison	152	Dallas, TX
RRE Oak Hill Holdings, LLC, or Oak Hill	Overton Trails Apartment Homes	360	Fort Worth, TX
RRE Buckhead Holdings, LLC, or Buckhead	Uptown Buckhead	216	Atlanta, GA
RRE Farrington Holdings, LLC, or Farrington	Farrington Lake	411	Chapel Hill, NC
RRE Mayfair Chateau Holdings, LLC, or Mayfair Chateau	Mayfair Chateau	274	Homewood, AL
RRE Fairways of Bent Tree Holdings, LLC, or Fairways of Bent Tree	Fairways of Bent Tree	200	Dallas, TX
RRE Spalding Crossing Holdings, LLC, or Spalding Crossing	Spalding Crossing	252	Atlanta, GA

		1,865

As three of our multifamily properties are located in the Dallas-Fort Worth area and two of our properties are located in Atlanta, our portfolio is currently particularly susceptible to adverse economic developments in these real estate markets. Any adverse economic or real estate developments in these markets, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for multifamily rentals resulting from the local business climate, could negatively affect our liquidity and adversely affect our ability to fund our ongoing operations.

Organization and Offering Costs

Our Advisor has advanced funds to us for certain organization and offering costs. We reimburse the Advisor for all of the expenses paid or incurred by our Advisor or its affiliates on our behalf or in connection with the services provided to us in relation to this offering. This includes all organization and offering costs other than selling commissions and dealer manager fees, but only to the extent that such reimbursement will not cause organizational and offering expenses (other than selling commissions and the dealer manager fee) to exceed 2.5% of gross offering proceeds as of the date of such reimbursement. As of September 30, 2015, the Advisor has advanced a total of $4.4 million for organization and offering costs and received $3.3 million in reimbursements.

Acquisition and Asset Management Costs

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make payments to our Advisor. During our acquisition stage, we expect to make payments to our Advisor in connection with the acquisition of real estate investments. In addition, we expect to continue to make payments to our Advisor for the management of our assets and costs incurred by our Advisor in providing services to us. We describe these payments in more detail in Note 11 of the notes to our consolidated financial statements.

Operating Expenses

Under our charter, our Advisor must reimburse us the amount by which our aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of 2% of our average invested assets or 25% of our net income, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. “Average invested assets” means the average monthly book value of our assets invested, directly or indirectly, in equity interests in and loans secured by real estate during the 12-month period before deducting depreciation, bad debts or other non-cash reserves. “Total operating expenses” means all expenses paid or incurred by us, as determined under GAAP, that are in any way related to our operation, including advisory fees, but excluding (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of our stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization and bad debt reserves; (e) reasonable incentive fees based on the gain in the sale of our assets; and (f) acquisition fees, acquisition expenses (including expenses relating to potential investments that we do not close), disposition fees on the resale of property and other expenses connected with the acquisition, disposition and ownership of real estate interests, loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property). Operating expenses for the four quarters ended September 30, 2015 exceeded the charter imposed limitation; however, the conflicts committee of our board of directors determined that the excess was justified for these periods given the costs of operating a public company and the early stage of our operations.

Critical Accounting Policies

For a discussion on our critical accounting policies and estimates, see our Annual Report on Form 10-K for the year ended December 31, 2014.

Distributions

For the nine months ended September 30, 2015, we paid aggregate distributions of $8.2 million, including $3.2 million of distributions paid in cash and $4.9 million of distributions reinvested in shares of common stock through our distribution reinvestment plan. Distributions declared, distributions paid and cash flows provided by (used in) operating activities were as follows for the nine months ended September 30, 2015:

	Distributions Paid					Distributions Declared		Sources of Distributions Paid
2015	Cash	Distributions Reinvested (DRIP)	Total	Cash Provided By (Used In) Operating Activities - Quarter to Date	Cash Provided By (Used In) Operating Activities - Year to Date	Total	Per Share	Amount Paid from Operating Activities/ Percent of Total Distributions Paid	Amount Paid from Debt Financing/ Percent of Total Distributions Paid
First Quarter	$413,082	$730,924	$1,144,006	$(1,966,650)	$(1,966,650)	$1,435,235	$0.149589	— /—	$1,144,006/100%
Second Quarter	$1,111,554	$1,686,422	$2,797,976	$(1,093,808)	$(3,060,458)	$4,231,450	$0.151233	— /—	$2,797,976/100%
Third Quarter	$1,724,005	$2,507,445	$4,231,450	$(1,986,117)	$(5,046,575)	$4,555,957	$0.151233	— /—	$4,231,439/100%

Total	$3,248,641	$4,924,791	$8,173,432	$(5,046,575)

On September 18, 2015, our Board of Directors authorized cash distributions to the stockholders of record at the close of business each day in the period commencing September 30, 2015 through December 30, 2015 equal to a daily amount of $0.00164384 per share of common stock, payable on October 30, 2015, November 30, 2015 and December 31, 2015.

Funds from Operations and Modified Funds from Operations

Funds from operations, or FFO, is a non-GAAP financial performance measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts to be net income (loss), computed in accordance with GAAP excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property (including deemed sales and settlements of pre-existing relationships), plus depreciation and amortization on real estate assets, and after related adjustments for unconsolidated partnerships, joint ventures and subsidiaries and noncontrolling interests. We believe that FFO is helpful to our investors and our management as a measure of operating performance because it excludes real estate-related depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which are not immediately apparent from net income. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate and intangibles diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, is helpful for our investors in understanding our performance. Factors that impact FFO include start-up costs, fixed costs, delay in buying assets, lower yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. In addition, FFO will be affected by the types of investments in our targeted portfolio which will consist of, but are not limited to, commercial real estate assets, principally (i) non-performing or distressed loans, including but not limited to first- and second-priority mortgage loans, mezzanine loans, B-Notes and other loans, (ii) real estate that was foreclosed upon and sold by financial institutions, (iii) multifamily rental properties to which we can add value with a capital infusion (referred to as “value add properties”), and (iv) discounted investment-grade commercial mortgage-backed securities.

Since FFO was promulgated, GAAP has adopted several new accounting pronouncements, such that management and many investors and analysts have considered the presentation of FFO alone to be insufficient. Accordingly, in addition to FFO, we use modified funds from operations, or MFFO, as defined by the Investment Program Association, or IPA. MFFO excludes from FFO the following items:

(1)	acquisition fees and expenses;

(2)	straight-line rent amounts, both income and expense;

(3)	amortization of above- or below-market intangible lease assets and liabilities;

(4)	amortization of discounts and premiums on debt investments;

(5)	impairment charges;

(6)	gains or losses from the early extinguishment of debt;

(7)	gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivatives holdings except where the trading of such instruments is a fundamental attribute of our operations;

(8)	gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;

(9)	gains or losses related to consolidation from, or deconsolidation to, equity accounting;

(10)	gains or losses related to contingent purchase price adjustments; and

(11)	adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We believe that MFFO is helpful in assisting management assess the sustainability of operating performance in future periods and, in particular, after our offering and acquisition stages are complete, primarily because it excludes acquisition expenses that affect property operations only in the period in which the property is acquired. Although MFFO includes other adjustments, the exclusion of acquisition expenses is the most significant adjustment to us at the present time, as we are currently in our offering and acquisition stage. Thus, MFFO provides helpful information relevant to evaluating our operating performance in periods in which there is no acquisition activity.

As explained below, management’s evaluation of our operating performance excludes the items considered in the calculation based on the following economic considerations. Many of the adjustments in arriving at MFFO are not applicable to us. Nevertheless, we explain below the reasons for each of the adjustments made in arriving at our MFFO definition:

•	Acquisition expenses. In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management’s investment models and analysis differentiate costs to acquire the investment from the operations derived from the investment. Prior to 2009, acquisition costs for both of these types of investments were capitalized under GAAP; however, beginning in 2009, acquisition costs related to business combinations are expensed. Both of these acquisition costs have been and will continue to be funded from the proceeds of this offering and not from operations. We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition expenses include those paid to our Advisor or third parties.

•	Adjustments for straight-line rents and amortization of discounts and premiums on debt investments. In the proper application of GAAP, rental receipts and discounts and premiums on debt investments are allocated to periods using various systematic methodologies. This application will result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments and aligns results with management’s analysis of operating performance.

•	Adjustments for amortization of above or below market intangible lease assets. Similar to depreciation and amortization of other real estate related assets that are excluded from FFO, GAAP implicitly assumes that the value of intangibles diminishes predictably over time and that these charges be recognized currently in revenue. Since real estate values and market lease rates in the aggregate have historically risen or fallen with market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the performance of the real estate.

•	Impairment charges, gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting and gains or losses related to contingent purchase price adjustments. Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding which may not be directly attributable to current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, management believes MFFO provides useful supplemental information by focusing on the changes in our core operating fundamentals rather than changes that may reflect anticipated gains or losses. In particular, because GAAP impairment charges are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe MFFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rate, occupancy and other core operating fundamentals.

•	Adjustment for gains or losses related to early extinguishment of hedges, debt, consolidation or deconsolidation and contingent purchase price. Similar to extraordinary items excluded from FFO, these adjustments are not related to continuing operations. By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators.

By providing MFFO, we believe we are presenting useful information that also assists investors and analysts in the assessment of the sustainability of our operating performance after our offering and acquisition stages are completed. We also believe that MFFO is a recognized measure of sustainable operating performance by the real estate industry. MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisition stages are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities or as affected by other MFFO adjustments. However, investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering and acquisition stages are completed, as it excludes acquisition costs that have a negative effect on our operating performance and the reported book value of our common stock and stockholders’ equity during the periods in which properties are acquired.

Neither FFO nor MFFO should be considered as an alternative to net income (loss), nor as an indication of our liquidity, nor are any of these measures indicative of funds available to fund our cash needs, including our ability to fund distributions. In particular, as we are currently in the acquisition phase of our life cycle, acquisition costs and other adjustments that are increases to MFFO and AFFO are, and may continue to be, a significant use of cash. Accordingly, FFO and MFFO should be reviewed in connection with other GAAP measurements. Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.

The following section presents our calculation of FFO and MFFO and provides additional information related to our operations. As a result of the timing of the commencement of this offering and our active real estate operations and the general and administrative expenses incurred in connection with these events. FFO and MFFO are not relevant to a discussion comparing operations for the two periods presented. We expect revenues and expenses to increase in future periods as we acquire additional investments.

	Three Months Ended September 30,		Nine Months Ended September 30
	2015	2014	2015	2014
Net loss – GAAP	$(6,831,228)	$(632,930)	$(13,200,658)	$(1,865,826)
Depreciation expense	1,373,581	76,790	2,772,148	101,567

FFO	(5,457,647)	(556,140)	(10,428,510)	(1,764,259)
Adjustments for straight-line rents	2,264	—	(8,936)	—
Amortization of intangible lease assets	1,096,910	117,121	2,415,113	175,682
Acquisition costs	3,018,033	60,053	5,177,264	329,444

MFFO	$(1,340,440)	$(378,966)	$(2,845,069)	$(1,259,133)

Basic and diluted loss per common share - GAAP	$(0.24)	$(0.64)	$(0.71)	$(5.94)
FFO per share	$(0.19)	$(0.56)	$(0.56)	$(5.61)
MFFO per share	$(0.05)	$(0.38)	$(0.15)	$(4.01)

Weighted average shares outstanding	28,626,472	988,610	18,591,955	314,208

Off-Balance Sheet Arrangements

As of September 30, 2015 and 2014, we did not have any off-balance sheet arrangements or obligations.

Subsequent Events

On October 29, 2015, we purchased a 188-unit multifamily community located in Portland, Oregon from an unaffiliated seller for $32.8 million.

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

CONSOLIDATED BALANCE SHEETS

	September 30, 2015	December 31, 2014
	(unaudited)
ASSETS
Investments:
Rental property, net	$223,455,868	$54,703,305
Identified intangible assets, net	2,657,199	1,176,061

	226,113,067	55,879,366

Cash	142,101,110	15,780,579
Restricted cash	3,150,701	725,305
Tenant receivables	31,739	5,746
Due from related parties	480,453	34,025
Subscriptions receivable	3,537,756	3,819,991
Prepaid expenses and other assets	715,018	774,338
Deferred offering costs	4,581,135	3,618,954
Deferred financing costs, net	1,732,003	581,783

Total assets	$382,442,982	$81,220,087

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Mortgage notes payable	$112,877,872	$38,540,000
Accounts payable and accrued expenses	3,475,233	857,897
Due to related parties	1,844,134	3,851,263
Tenant prepayments	172,959	30,704
Security deposits	307,415	68,696
Distributions payable	4,555,957	259,379
Derivative liability	380,874	—

Total liabilities	123,614,444	43,607,939

Stockholders’ equity:
Preferred stock (par value $.01, 10,000,000 shares authorized, none issued and outstanding)	—	—
Convertible stock (par value $.01; 50,000 shares authorized, 50,000 issued and outstanding)	500	500
Common stock (par value $.01; 1,000,000,000 shares authorized, 32,689,955 and 4,759,567 issued and outstanding, respectively)	326,430	47,596
Additional paid-in capital	291,123,856	42,148,473
Accumulated other comprehensive loss	(134,330)	(34,468)
Accumulated deficit	(32,487,918)	(4,549,953)

Total stockholders’ equity	258,828,538	37,612,148

Total liabilities and stockholders’ equity	$382,442,982	$81,220,087

The accompanying notes are an integral part of these consolidated financial statements.

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30
	2015	2014	2015	2014
Revenues:
Rental income	$3,871,888	$342,437	$8,303,029	$455,076
Interest income	41,888	1,505	86,973	1,787

Total revenues	3,913,776	343,942	8,390,002	456,863

Expenses:
Rental operating	2,245,165	230,517	4,432,909	270,542
Acquisition costs	3,018,033	60,053	5,177,264	329,444
Management fees - related parties	650,989	8,683	1,356,192	59,228
General and administrative	668,544	430,186	2,216,195	1,117,506
Loss on disposal of assets	658,606	—	1,669,835	198,840
Depreciation and amortization expense	2,405,596	193,910	5,187,261	277,249

Total expenses	9,646,933	923,349	20,039,656	2,252,809

Loss before other expense	(5,733,157)	(579,407)	(11,649,654)	(1,795,946)

Other expense:
Interest expense	(1,098,071)	(53,523)	(1,551,004)	(69,880)

Net loss	(6,831,228)	(632,930)	(13,200,658)	(1,865,826)

Other comprehensive loss:
Designated derivative, fair value adjustment	(58,063)	(2,300)	(99,862)	(9,904)

Comprehensive loss	$(6,889,291)	$(635,230)	$(13,300,520)	$(1,875,730)

Weighted average common shares outstanding	28,626,472	988,610	18,591,955	827,730

Basic and diluted loss per common share	$(0.24)	$(0.64)	$(0.71)	$(2.25)

The accompanying notes are an integral part of these consolidated financial statements.

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(unaudited)

	Common Stock		Convertible Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance, at January 1, 2015	4,759,567	$47,596	50,000	$500	$42,148,473	$(34,468)	$(4,549,953)	$37,612,148
Issuance of stock	27,190,220	271,432	—	—	270,723,245	—	—	270,994,677
Distributions of common stock	226,811	2,268	—	—	2,265,029	—	(2,267,297)	—
Syndication costs	—	—	—	—	(28,882,548)	—	—	(28,882,548)
Common stock issued through distribution reinvestment plan	518,399	5,184	—	—	4,919,607	—	(4,924,791)	—
Distributions declared	—	—	—	—	—	—	(7,545,219)	(7,545,219)
Share redemptions	(5,042)	(50)	—	—	(49,950)	—	—	(50,000)
Designated derivative, fair value adjustment	—	—	—	—	—	(99,862)	—	(99,862)
Net loss	—	—	—	—	—	—	(13,200,658)	(13,200,658)

Balance, at September 30, 2015	32,689,955	$326,430	50,000	$500	$291,123,856	$(134,330)	$(32,487,918)	$258,828,538

The accompanying notes are an integral part of this consolidated financial statement.

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Nine Months Ended September 30
	2015	2014
Cash flows from operating activities:
Net loss	$(13,200,658)	$(1,865,826)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Loss on disposal of assets	1,669,835	198,840
Depreciation and amortization	5,187,261	277,249
Amortization of deferred financing costs	182,341	5,360
Amortization of fair value adjustment of debt	(20,449)	—
Change in fair value of interest rate swap	380,874	—
Changes in operating assets and liabilities:
Restricted cash	(1,019,682)	(321,555)
Tenant receivables, net	(25,993)	(1,689)
Due from related party	(248,997)	(37,057)
Prepaid expenses and other assets	444,018	(70,921)
Due to related parties	(985,797)	961,300
Accounts payable and accrued expenses	2,469,230	258,683
Tenant prepayments	125,250	17,431
Security deposits	(3,808)	218

Net cash (used in) provided by operating activities	(5,046,575)	(577,967)

Cash flows from investing activities
Property acquisitions	(151,398,454)	(9,446,990)
Capital expenditures	(4,821,776)	(58,395)

Net cash (used in) provided by investing activities	(156,220,230)	(9,505,385)

Cash flows from financing activities:
Proceeds from issuance of common stock, net of redemptions	270,944,677	16,720,046
Payment of deferred financing costs	(1,332,561)	(163,674)
Deferred offering costs	(2,269,763)	(602,141)
Subscriptions receivable	282,235	—
Increase in borrowings	52,200,000	8,787,000
Repayments on borrowings	—	(1,322,000)
Purchase of interest rate caps	(86,830)	(9,904)
Distributions paid on common stock	(3,248,641)	(14,404)
Syndication costs	(28,901,781)	(1,945,755)

Net cash (used in) provided by financing activities	287,587,336	21,449,168

Net increase in cash	126,320,531	11,365,816
Cash at beginning of period	15,780,579	200,644

Cash at end of period	$142,101,110	$11,566,460

The accompanying notes are an integral part of these consolidated financial statements.

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2015

(unaudited)

NOTE 1 - NATURE OF BUSINESS AND OPERATIONS (LOSS)

Resource Real Estate Opportunity REIT II, Inc. (the “Company”) was organized in Maryland on September 28, 2012. The Company is offering up to 100,000,000 shares of common stock in its primary initial public offering for $10 per share, with volume discounts available to investors who purchase $1.0 million or more of shares through the same participating broker-dealer. Discounts are also available for other categories of investors. The Company is also offering up to 10,000,000 shares pursuant to the Company’s distribution reinvestment plan at a purchase price initially equal to $9.50 per share. The Company has adopted a fiscal year ending December 31. On February 6, 2014, the Securities and Exchange Commission (the “SEC”) declared effective the Company’s Registration Statement on Form S-11, as amended (Commission File No. 333-184476) (the “Registration Statement”), relating to the offering of up to 110,000,000 shares of the Company’s common stock, including shares offered pursuant to the Company’s distribution reinvestment plan.

Resource Real Estate Opportunity Advisor II, LLC (the “Advisor”) is a wholly owned subsidiary of Resource Real Estate, Inc. (the “Sponsor”) and an indirect wholly owned subsidiary of Resource America, Inc. (“RAI”), a publicly traded company (NASDAQ: REXI) operating in the real estate, financial fund management and commercial finance sectors. The Advisor acts as the Company’s external advisor and manages the Company’s day-to-day operations and its portfolio of real estate investments and provides asset-management, marketing, investor relations and other administrative services on the Company’s behalf, all subject to the supervision of the Company’s Board of Directors. On October 9, 2012, the Advisor contributed $200,000 to the Company in exchange for 20,000 shares of common stock. On December 20, 2013, the Advisor received 50,000 shares of convertible stock in exchange for 5,000 shares of the Company’s common stock. The Advisor purchased an additional 117,778 shares of common stock in 2014 for $1.1 million.

As of September 30, 2015, a total of 32,433,632 shares, including additional shares purchased by the Advisor and shares issued through the distribution reinvestment plan, have been issued in connection with the Company’s public offering resulting in gross offering proceeds of $322.9 million. As of September 30, 2015, the Company had issued 541,013 shares for $5.1 million pursuant to its distribution reinvestment plan.

The Company’s objective is to take advantage of the Sponsor’s dedicated multifamily investing and lending platforms to invest in multifamily assets across the entire spectrum of investments in order to provide stockholders with growing cash flow and increasing asset values. The Company’s targeted portfolio will consist, at the time of acquisition, of commercial real estate assets, principally (i) underperforming multifamily rental properties which the Company will renovate and stabilize in order to increase rents, (ii) distressed real estate owned by financial institutions, usually as a result of foreclosure, and non-performing or distressed loans, including first- and second-priority mortgage loans and other loans which the Company will resolve, and (iii) performing loans, including first- and second-priority mortgage loans and other loans the Company originates or purchases either directly or with a co-investor or joint venture partner.

The Company elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes under the provisions of the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2014. As such, to maintain its REIT qualification for U.S. federal income tax purposes, the Company is generally required to distribute at least 90% of its net income (excluding net capital gains) to its stockholders as well as comply with certain other requirements. Accordingly, the Company generally will not be subject to U.S. federal income taxes to the extent that it annually distributes at least 100% of its REIT taxable income to its stockholders. The Company also intends to operate its business in a manner that will permit it to maintain its exemption from registration under the Investment Company Act of 1940, as amended.

The consolidated financial statements and the information and tables contained in the notes thereto, as of September 30, 2015, are unaudited. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the SEC. However, in the opinion of management, these interim financial statements include all the necessary adjustments to fairly present the results of the interim periods presented. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014. The results of operations for the three and nine months ended September 30, 2015 may not necessarily be indicative of the results of operations for the full year ending December 31, 2015.

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

SEPTEMBER 30, 2015

(unaudited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

Subsidiary	Apartment Complex	Number of Units	Property Location
RRE Opportunity Holdings II, LLC	N/A	N/A	N/A
RRE Opportunity OP II, LP	N/A	N/A	N/A
RRE Bear Creek Holdings, LLC, or Bear Creek	Adair off Addison	152	Dallas, TX
RRE Oak Hill Holdings, LLC, or Oak Hill	Overton Trails Apartment Homes	360	Fort Worth, TX
RRE Buckhead Holdings, LLC, or Buckhead	Uptown Buckhead	216	Atlanta, GA
RRE Farrington Holdings, LLC, or Farrington	Farrington Lake	411	Chapel Hill, NC
RRE Mayfair Chateau Holdings, LLC, or Mayfair Chateau	Mayfair Chateau	274	Homewood, AL
RRE Fairways of Bent Tree Holdings, LLC, or Fairways of Bent Tree	Fairways of Bent Tree	200	Dallas, TX
RRE Spalding Crossing Holdings, LLC, or Spalding Crossing	Spalding Crossing	252	Atlanta, GA
RRE Montclair Terrace Holdings, LLC, or Montclair Holdings	Montclair Holdings	188	Portland, OR

N/A - Not Applicable

All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Real Estate Investments

The Company records acquired real estate at fair value. The Company considers the period of future benefit of an asset to determine its appropriate useful life. The Company’s estimated useful lives of its assets by class are as follows:

Buildings	27.5 years
Building improvements	3.0 to 27.5 years
Tenant improvements	Shorter of lease term or expected useful life
Lease intangibles	Remaining term of related lease

As three of our multifamily properties are located in the Dallas-Fort Worth area and two of our properties are located in Atlanta, our portfolio is currently particularly susceptible to adverse economic developments in these real estate markets. Any adverse economic or real estate developments in these markets, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for multifamily rentals resulting from the local business climate, could negatively affect our liquidity and adversely affect our ability to fund our ongoing operations.

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

SEPTEMBER 30, 2015

(unaudited)

Impairment of Long Lived Assets

When circumstances indicate the carrying value of a property may not be recoverable, the Company reviews the asset for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property’s use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors.

If impairment exists, due to the inability to recover the carrying value of a property, an impairment loss will be recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used. For properties held for sale, the impairment loss is the adjustment to fair value less estimated cost to dispose of the asset. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net income. The Company did not recognize any impairment charges as of September 30, 2015.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, the Company allocates the purchase price of properties to acquired tangible assets, consisting of land, buildings, fixtures and improvements, identified intangible lease assets, consisting of the value of above-market and below-market leases, as applicable, the value of in-place leases, the value of tenant relationships, and liabilities, based in each case on their fair values.

Fair value estimates are based on information obtained from a number of sources, including information obtained about each property as a result of pre-acquisition due diligence, marketing and leasing activities. In addition, the Company may obtain independent appraisal reports. The information in the appraisal reports, along with the aforementioned information available to the Company’s management, is used in allocating the purchase price. The independent appraisers have no involvement in management’s allocation decisions other than providing market information.

The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The Company amortizes any capitalized above-market or below-market lease values as an increase or reduction to rental income over the remaining non-cancelable terms of the respective leases.

The Company measures the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management’s estimates of value are expected to be made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors to be considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases.

In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. Management also estimates costs to execute similar leases including leasing commissions and legal and other related expenses to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired is further allocated to customer relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics considered by management in allocating these values include the nature and extent of the Company’s existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

The Company amortizes the value of in-place leases to expense over the remaining term of the underlying leases. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does amortization periods for the intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and relationship intangibles related to that customer would be charged to expense in that period.

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

SEPTEMBER 30, 2015

(unaudited)

The determination of the fair value of the assets and liabilities acquired requires the use of significant assumptions with regard to current market rental rates, discount rates and other variables. These estimates are subject to change until all information is finalized, which is generally within one year of the acquisition date.

Revenue Recognition

The Company recognizes minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease and includes amounts expected to be received in later years in deferred rents. The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period the related expenses are incurred.

The specific timing of a sale is measured against various criteria related to the terms of the transaction and any continuing involvement associated with the property. If the criteria for profit recognition under the full-accrual method are not met, the Company defers the gain recognition and accounts for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery methods, as appropriate, until the appropriate criteria are met.

The future minimum rental payments to be received from noncancelable operating leases are $12.4 million and $177,343 for the 12-month periods ending September 30, 2016 and 2017, and none thereafter.

Tenant Receivables

The Company makes estimates of the collectability of its tenant receivables related to base rents, including straight-line rentals, expense reimbursements and other revenue or income. The Company specifically analyzes accounts receivable and historic bad debts, tenant creditworthiness, current economic trends when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, the Company makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year.

Income Taxes

The Company elected to be taxed as a REIT, commencing with its taxable year ended December 31, 2014. Accordingly, the Company will generally not be subject to corporate U.S. federal or state income tax to the extent that it makes qualifying distributions to its stockholders, and provided it satisfies on a continuing basis, through actual investment and operating results, the REIT requirements including certain asset, income, distribution and stock ownership tests. If the Company fails to qualify as a REIT, and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year in which it lost its REIT qualification. Accordingly, the Company’s failure to qualify as a REIT could have a material adverse impact on its results of operations and amounts available for distribution to its stockholders.

The dividends paid deduction of a REIT for qualifying dividends to its stockholders is computed using the Company’s taxable income as opposed to net income reported on the financial statements. Taxable income, generally, will differ from net income reported on the financial statements because the determination of taxable income is based on tax provisions and not financial accounting principles.

The Company may elect to treat certain of its subsidiaries as taxable REIT subsidiaries (“TRSs”). In general, the Company’s TRSs may hold assets and engage in activities that the Company cannot hold or engage in directly and generally may engage in any real estate or non-real estate-related business. A TRS is subject to U.S. federal, state and local corporate income taxes.

While a TRS may generate net income, a TRS can declare dividends to the Company which will be included in the Company’s taxable income and necessitate a distribution to its stockholders. Conversely, if the Company retains earnings at a TRS level, no distribution is required and the Company can increase book equity of the consolidated entity.

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

SEPTEMBER 30, 2015

(unaudited)

Earnings Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted to common stock. Due to reported losses for the current periods presented, the convertible shares (discussed in Note 12) are not included in the diluted earnings per share calculation, as they would be anti-dilutive. All common shares and per common share information in the financial statements have been adjusted retroactively for the effect of one 0.625% stock distribution issued on July 14, 2014, one 1.00% stock distribution issued October 15, 2014, one 0.83333% stock distribution issued on January 15, 2015, one 0.5% stock distribution issued on April 15, 2015, and one 0.5% stock distribution issued on July 15, 2015.

Organization and Offering Costs

The Company incurs organizational, accounting, and offering costs in pursuit of its financing. Organization and offering costs (other than selling commissions and dealer-manager fees) of the Company are paid by the Advisor on behalf of the Company. Organization costs are expensed as incurred and include all expenses incurred by the Company in connection with the formation of the Company, including, but not limited to, legal fees and other costs to incorporate the Company.

Pursuant to the Amended and Restated Advisory Agreement between the Company and the Advisor dated January 9, 2014, as amended (the “Advisory Agreement”), the Company is obligated to reimburse the Advisor for organizational and offering costs it incurs on the Company’s behalf, but only to the extent that such reimbursements will not cause organizational and offering expenses (other than selling commissions and the dealer manager fees) to exceed 2.5% of the gross offering proceeds raised in the offering, when recorded by the Company. As of September 30, 2015, a total of $1.1 million in reimbursable organizational and offering costs incurred on behalf of the Company by the Advisor has yet to be reimbursed by the Company. These costs are included in due to related parties on the consolidated balance sheet as of September 30, 2015.

Deferred Offering Costs

Through September 30, 2015, the Company has incurred $7.9 million for the payment of offering costs consisting of accounting, advertising, allocated payroll, due diligence, marketing, legal and similar costs. As of September 30, 2015, the Advisor has advanced $4.4 million of these costs on behalf of the Company. A portion of these costs is charged to equity upon the sale of each share of common stock sold under the public offering. Similarly, a portion of the proceeds received from the sales of shares in the Company’s public offering was paid to the Advisor to reimburse it for the amount incurred on behalf of the Company. Deferred offering costs represent the portion of the total costs incurred that have not been charged to equity to date. As of September 30, 2015, the Company has reimbursed $3.3 million of deferred offering costs to the Advisor. Upon completion of the public offering, any deferred offering costs in excess of the limit on organization and offering costs discussed above, will be charged back to the Advisor.

New Accounting Standards

Accounting Standards Issued But Not Yet Effective

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (“ASU No. 2014-09”), which will replace most existing revenue recognition guidance in GAAP. The core principle of ASU No. 2014-09 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. ASU No. 2014-09 requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. ASU No. 2014-09 will be effective for the Company beginning January 1, 2018, including interim periods in 2018, and allows for both retrospective and prospective methods of adoption. The Company is in the process of determining the method of adoption and assessing the impact of ASU No. 2014-09 on the Company’s consolidated financial position, results of operations and cash flows.

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

SEPTEMBER 30, 2015

(unaudited)

In August 2014, FASB issued ASU No. 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” Under the new guidance, an entity should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. The guidance is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of the new requirements is not expected to have a material impact on the Company’s consolidated financial statements.

In January 2015, FASB issued ASU No. 2015-01, “Income Statement - Extraordinary and Unusual Items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items” (“ASU No. 2015-01”). The amendments in ASU No. 2015-01 eliminate from GAAP the concept of extraordinary items. Although the amendment will eliminate the requirements for reporting entities to consider whether an underlying event or transaction is extraordinary, the presentation and disclosure guidance for items that are unusual in nature or occur infrequently will be retained and will be expanded to include items that are both unusual in nature and infrequently occurring. ASU No. 2015-01 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company does not expect the adoption of ASU No. 2015-01 to have a significant impact on its financial statements.

In February 2015, FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU 2015-02”), which makes certain changes to both the variable interest model and the voting model, including changes to (1) the identification of variable interests (fees paid to a decision maker or service provider), (2) the variable interest entity characteristics for a limited partnership or similar entity and (3) the primary beneficiary determination. ASU 2015-02 is effective for the Company beginning January 1, 2016. The Company is continuing to evaluate this guidance; however, it does not expect the adoption of ASU 2015-02 to have a significant impact on its consolidated financial statements.

In April 2015, FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”), which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected. Upon adoption, the Company will apply the new guidance on a retrospective basis and adjust the balance sheet of each individual period presented to reflect the period-specific effects of applying the new guidance. This guidance is effective for the Company beginning January 1, 2016. The Company is continuing to evaluate this guidance; however, it does not expect the adoption of ASU 2015-03 to have a significant impact on its consolidated financial statements.

In September 2015, FASB issued ASU 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments” (“ASU 2015-16”), which eliminates the requirement to retroactively revise comparative financial information for prior periods presented in financial statements due to changes in provisional amounts recorded for acquisitions in subsequent periods. Upon adoption, disclosure of the amounts recorded in current-period earnings that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized at the acquisition date are required. ASU 2015-16 is effective for the Company beginning January 1, 2016. The Company is continuing to evaluate this guidance; however, it does not expect the adoption of ASU 2015-16 to have a significant impact on its consolidated financial statements.

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

SEPTEMBER 30, 2015

(unaudited)

NOTE 3 - SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents supplemental cash flow information:

	Nine Months Ended September 30,
	2015	2014
Non-cash operating, financing and investing activities:
Cash distributions on common stock declared but not yet paid	$4,555,957	$259,379
Stock issued through distribution reinvestment plan	4,924,791	34,648
Stock distributions issued	2,267,297	23,501
Deferred offering costs	1,307,582	(2,177,551)
Due to related parties	1,218,763	2,177,551
Mortgage notes payable assumed	21,439,301	—
Fair value adjustment of debt assumed	719,020	—

Cash paid during the period for:
Interest	$611,930	$48,800

NOTE 4 - RESTRICTED CASH

Restricted cash represents escrow deposits with lenders to be used to pay real estate taxes, insurance, and capital improvements. A summary of the components of restricted cash follows:

	September 30, 2015	December 31, 2014
Real estate taxes	$985,445	$128,871
Insurance	212,824	157,600
Capital improvements	1,919,459	438,834
Other	32,973	—

	$3,150,701	$725,305

NOTE 5 - RENTAL PROPERTY, NET

The Company’s investment in rental properties consisted of the following:

	September 30, 2015	December 31, 2014
Land	$31,442,331	$6,723,368
Building and improvements	189,159,363	47,546,786
Furniture, fixtures and equipment	4,156,135	612,846
Construction in progress	1,645,773	—

	226,403,602	54,883,000
Less: accumulated depreciation	(2,947,734)	(179,695)

	$223,455,868	$54,703,305

Depreciation expense for the three and nine months ended September 30, 2015 was $1.4 million, and $2.8 million, respectively. Depreciation expense for the three and nine months ended September 30, 2014 was $76,790 and $101,567, respectively.

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

SEPTEMBER 30, 2015

(unaudited)

NOTE 6 - ACQUISITION

As of September 30, 2015, the Company owned seven properties. In order to finalize the fair values of the acquired assets and liabilities, the Company obtained third-party appraisals. The Company has up to 12 months from the date of acquisition to finalize the valuation for each property. All valuations have been finalized as of September 30, 2015.

The table below summarizes these acquisitions and the respective fair values assigned:

Multifamily Community Name	City and State	Date of Acquisition	Purchase Price (1)	Land	Building and Improvements	Furniture, Fixture and Equipment	Intangible Assets	Other Liabilities	Fair Valued Assigned
Adair off Addison	Dallas, Texas	6/4/2014	$9,500,000	$1,888,982	$7,060,815	$198,840	$351,363	$(84,732)	$9,415,268
Overton Trails Apartment Homes	Fort Worth, Texas	12/19/2014	47,000,000	4,834,386	40,485,971	503,582	1,176,061	(59,977)	46,940,023
Uptown Buckhead	Atlanta, Georgia	3/30/2015	32,500,000	6,464,391	24,992,651	399,036	643,922	(117,170)	32,382,830
Farrington Lake	Chapel Hill, North Carolina	5/19/2015	46,750,000	7,097,585	37,946,732	608,364	1,097,319	(231,249)	46,518,751
Mayfair Chateau	Homewood, Alabama	8/21/2015	30,050,000	3,595,001	25,996,995	410,857	766,167	(148,001)	30,621,019
Fairways of Bent Tree	Dallas, Texas	8/27/2015	21,250,000	2,531,703	17,831,291	303,804	583,201	(229,402)	21,020,597
Spalding Crossing	Atlanta, Georgia	9/24/2015	41,000,000	5,030,283	34,764,848	399,229	805,640	(51,476)	40,948,524

(1)	Purchase price excludes closing costs and acquisition expenses.

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

SEPTEMBER 30, 2015

(unaudited)

The table below summarizes the total revenues, net loss, and acquisition costs of the Company’s 2015 acquisitions:

Multifamily Community	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2015
Uptown Buckhead
Total Revenues	$682,087	$1,422,035
Net Loss	(522,032)	(918,747)
Acquisition Costs	6,666	169,078
Acquisition Fee	5,773	737,058
Farrington Lake
Total Revenues	$973,928	$1,441,546
Net Loss	(1,071,719)	(2,034,669)
Acquisition Costs	5,845	(154,483)
Acquisition Fee	6,097	1,103,089
Mayfair Chateau
Total Revenues	$344,488	$344,488
Net Loss	(751,163)	(751,163)
Acquisition Costs	514,398	514,398
Acquisition Fee	778,734	778,734
Fairways of Bent Tree
Total Revenues	$239,179	$239,179
Net Loss	(507,416)	(507,416)
Acquisition Costs	122,489	122,489
Acquisition Fee	520,869	520,869
Spalding Crossing
Total Revenues	$67,922	$67,922
Net Loss	(334,284)	(334,284)
Acquisition Costs	129,749	129,749
Acquisition Fee	924,329	924,329

NOTE 7 - IDENTIFIED INTANGIBLE ASSETS, NET

Identified intangible assets, net, consist of in-place rental leases. The gross value of acquired in-place leases totaled $5.4 million and $1.5 million as of September 30, 2015 and December 31, 2014, respectively, net of accumulated amortization of $2.8 million and $351,363, respectively. The weighted average remaining life of the rental leases is six months as of September 30, 2015. Amortization for the three months ended September 30, 2015 and September 30, 2014 was $1,096,910 and $117,121, respectively. Amortization for the nine months ended September 30, 2015 and September 30, 2014 was $2.4 million and $175,682, respectively. As of September 30, 2015, expected amortization for the rental leases for the next 12 months is $1.5 million.

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

SEPTEMBER 30, 2015

(unaudited)

NOTES 8 - MORTGAGE NOTES PAYABLE

The following is a summary of the Company’s mortgage notes payable as of September 30, 2015:

	Balance Outstanding at		Interest Rate	Average Monthly Debt Service		Interest Expense
Collateral	September 30, 2015	Maturity Date	September 30, 2015			Three Months Ended September 30, 2015	Nine Months Ended September 30, 2015
Adair off Addison	$7,465,000	7/1/2024	2.56%	$15,944	(1)(3)	$48,887	$144,446
Overton Trails Apartment Homes	31,075,000	1/1/2025	2.10%	54,471	(1)(3)	166,660	491,539
Uptown Buckhead	20,200,000	7/1/2025	2.39%	40,740	(1)(3)	124,544	125,894
Farrington Lakes	32,000,000	7/10/2020	1.89%	47,970	(1)(4)	129,105	129,105
Mayfair Chateau - Key Bank	18,690,882	11/1/2021	4.73%	103,568	(1)	89,034	89,034
Mayfair Chateau - Capital One	2,748,419	11/1/2021	5.40%	15,723	(2)	12,794	12,794
Mayfair unamortized fair value adjustment	698,571

	$112,877,872

(1)	Variable rate based on one-month LIBOR of 0.1930% (as of September 30, 2015) plus a fixed margin
(2)	Fixed rate
(3)	Variable rate hedged with interest rate cap cash flow hedge
(4)	Fixed rate interest rate swap associated with the variable rate debt

On June 4, 2014, in connection with the acquisition of Adair off Addison, the Company entered into a $7.5 million, secured mortgage loan with Berkadia Commercial Mortgage, LLC (the “Adair Mortgage Loan”), secured by Adair off Addison. The Adair Mortgage Loan, which matures on July 1, 2024, bears interest at a floating rate of one-month LIBOR plus 2.37%. Monthly payments are initially interest only. Beginning with the August 2018 payment, monthly payments will include interest and principal, which based upon current interest rates, amount to approximately $28,000 per month.

On December 19, 2014, in connection with the acquisition of Overton Trails Apartment Homes, the Company entered into a $31.1 million, secured mortgage loan with M&T Realty Capital Corporation (the “Overton Mortgage Loan”), secured by Overton Trails Apartment Homes. The Overton Mortgage Loan, which matures on January 1, 2025, bears interest at a floating rate of one-month LIBOR plus 1.90%. Monthly payments are initially interest only. Beginning with the February 2017 payment, monthly payments will include interest and principal, which based upon current interest rates, amount to approximately $109,000 per month.

On June 30, 2015, the Company entered into a $20.2 million secured mortgage loan with Prudential Multifamily Mortgage, LLC (the “Uptown Buckhead Mortgage Loan”), secured by Uptown Buckhead. The Uptown Buckhead Mortgage Loan, which matures on July 1, 2025, bears interest at a floating rate of one-month LIBOR plus 2.22%. Monthly payments are initially interest only. Beginning with the August 2017 payment, monthly payments will include interest and principal, which based upon current interest rates, amount to approximately $74,000 per month.

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

SEPTEMBER 30, 2015

(unaudited)

On July 28, 2015, the Company entered into a $32.0 million secured mortgage loan with Bank of America, N.A. (the “Farrington Lakes Mortgage Loan”), secured by Farrington Lakes. The Farrington Lakes Mortgage Loan, which matures on July 10, 2020, bears interest at a floating rate of one-month LIBOR plus 1.70%. Monthly payments are initially interest only. Beginning with the August 2017 payment, monthly payments will include interest and principal, which based upon current interest rates, amount to approximately $85,000 per month.

On August 21, 2015, in connection with the acquisition of Mayfair Chateau, the Company assumed a $18.7 million secured mortgage loan with Key Bank (the “Mayfair Key Bank Mortgage Loan”), secured by Mayfair Chateau. The Mayfair Chateau Key Bank Mortgage Loan, which matures November 1, 2021, bears interest at a fixed rate of 4.73%. Monthly payments include interest and principal, in the amount of approximately $104,000 per month.

On August 21, 2015, in connection with the acquisition of Mayfair Chateau, the Company assumed a $2.7 million secured mortgage loan with Capital One (the “Mayfair Capital One Mortgage Loan”), secured by Mayfair Chateau. The Mayfair Chateau Capital One Mortgage Loan, which matures November 1, 2021, bears interest at a fixed rate of 5.40%. Monthly payments include interest and principal, in the amount of approximately $16,000 per month.

On August 21, 2015, the Company recorded a fair value adjustment, which represented the fair value of the debt assumed over its principal amount in connection with Mayfair Chateau acquisition. The fair value will be amortized to interest expense over the term of the related mortgages loans using the effective interest method. As of September 30, 2015, the net unamortized fair value of debt assumed adjustment was $698,571 and was included as a component of mortgage loans payable in the accompanying consolidated balance sheets.

Annual principal payments on the mortgage notes payable for each of the next five 12-month periods ending September 30 and thereafter, are as follows:

2016	$455,085
2017	1,299,301
2018	1,905,854
2019	2,047,968
2020	32,741,616
Thereafter	73,729,477

Total mortgage payments	$112,179,301
Plus: Unamortized fair value adjustment	698,571

112,877,872

The mortgage notes payable are recourse only with respect to the properties that secure the notes, subject to certain limited standard exceptions, as defined in each mortgage note. The Company has guaranteed the mortgage notes by executing a guarantee with respect to the properties. These exceptions are referred to as “carveouts.” In general, carveouts relate to damages suffered by the lender for a borrower’s failure to pay rents, insurance or condemnation proceeds to lender, failure to pay water, sewer and other public assessments or charges, failure to pay environmental compliance costs or to deliver books and records, in each case as required in the loan documents. The exceptions also require the Company to guarantee payment of audit costs, lender’s enforcement of its rights under the loan documents and payment of the loan if the borrower voluntarily files for bankruptcy or seeks reorganization, or if a related party of the borrower does so with respect to the subsidiary. The Company has also guaranteed the completion and payment of costs of completion of no less than $1.8 million for renovations at Uptown Buckhead by June 30, 2017. For the Farrington Lakes Mortgage Loan, beginning with the calendar quarter ended December 31, 2017, the property must maintain a certain level of debt service coverage.

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

SEPTEMBER 30, 2015

(unaudited)

NOTE 9 - DEFERRED FINANCING COSTS

Deferred financing costs incurred to obtain financing are amortized over the term of the related debt. As of September 30, 2015 and December 31, 2014, accumulated amortization of deferred financing costs was $97,793 and $9,581, respectively. Amortization of deferred financing costs for the next five 12-month periods ending September 30 and thereafter, is as follows:

2016	$269,821
2017	267,163
2018	183,101
2019	260,078
2020	255,774
Thereafter	496,066

$1,732,003

NOTE 10 - ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table presents the changes in accumulated other comprehensive loss for the nine months ended September 30, 2015:

Unrealized loss on derivatives
January 1, 2015	$(34,468)
Change in unrealized loss on designated hedge	(99,862)

September 30, 2015	$(134,330)

NOTE 11 - RELATED PARTY TRANSACTIONS

Pursuant to the terms of the Advisory Agreement, the Advisor provides the Company with the services of its management team, including its officers, along with appropriate support personnel. The Advisor will be reimbursed for the Company’s allocable share of costs for Advisor personnel, including allocable personnel salaries and benefits. Each of the Company’s officers is an employee of the Sponsor or one of its affiliates. The Company does not have any employees. The Advisor is not obligated to dedicate any specific portion of its time or the time of its personnel to the Company’s business. The Advisor is at all times subject to the supervision and oversight of the Company’s Board of Directors and has only such functions and authority as the Company delegates to it.

During the course of the offering, the Advisor will provide offering-related services to the Company and will advance funds to the Company for both operating costs and organization and offering costs. These amounts will be reimbursed to the Advisor from the proceeds from the offering, although there can be no assurance that the Company’s plans to raise capital will be successful. As of September 30, 2015, the Advisor has incurred costs on a cumulative basis on behalf of the Company of approximately $4.4 million.

Relationship with the Advisor

The Advisory Agreement has a one-year term and renews for an unlimited number of successive one-year terms upon the approval of the conflicts committee of the Company’s Board of Directors. Under the Advisory Agreement, the Advisor receives fees and is reimbursed for its expenses as set forth below:

Acquisition fees. The Advisor earns an acquisition fee of 2.0% of the cost of investments acquired on behalf of the Company, plus any capital expenditure reserves allocated, or the amount funded by the Company to acquire loans, including acquisition expenses and any debt attributable to such investments.

Asset management fees. The Advisor earns a monthly asset management fee equal to one-twelfth of 1.0% of the cost of each asset, without deduction for depreciation, bad debts or other non-cash reserves. The asset management fee is based only on the portion of the costs or value attributable to the Company’s investment in an asset if the Company does not own all of an asset and does not manage or control the asset.

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

SEPTEMBER 30, 2015

(unaudited)

Disposition fees. The Advisor earns a disposition fee in connection with the sale of a property equal to the lesser of one-half of the aggregate brokerage commission paid, or if none is paid, 2.0% of the contract sales price.

Debt financing fees. The Advisor earns a debt financing fee equal to 0.5% of the amount available under any debt financing obtained for which it provided substantial services.

Expense reimbursements. The Company also pays directly or reimburses the Advisor for all of the expenses paid or incurred by the Advisor or its affiliates on behalf of the Company or in connection with the services provided to the Company in relation to its public offering, including its distribution reinvestment plan offering. This includes all organization and offering costs of up to 2.5% of gross offering proceeds. Reimbursements also include expenses the Advisor incurs in connection with providing services to the Company, including the Company’s allocable share of costs for Advisor personnel and overhead, out-of-pocket expenses incurred in connection with the selection and acquisition of properties or other real estate related debt investments, whether or not the Company ultimately acquires the investment. However, the Company will not reimburse the Advisor or its affiliates for employee costs in connection with services for which the Advisor earns acquisition or disposition fees.

On June 4, 2014, the Advisor provided a $1.3 million bridge loan (the “Bridge Loan”) to the Company. The Company used the proceeds of the Bridge Loan to partially finance the acquisition of Adair off Addison. The Bridge Loan, which was scheduled to mature on December 4, 2014, incurred interest at an annual rate of LIBOR plus 3.0%. The Company repaid the Bridge Loan in full on June 30, 2014 and paid $2,242 in interest during 2014.

Relationship with RAI

Self-insurance funds held in escrow. The receivable from related party includes escrow funds held by RAI for self-insurance. The Company’s properties participate in an insurance pool with other properties directly and indirectly managed by RAI. RAI holds the escrow funds related to the insurance pool on its books. The insurance pool covers losses up to $2.5 million. Catastrophic insurance would cover losses in excess of the insurance pool up to $140.0 million. Therefore, unforeseen or catastrophic losses in excess of the Company’s insured limits could have a material adverse effect on the Company’s financial condition and operating results.

Relationship with Resource Real Estate Opportunity Manager II

Resource Real Estate Opportunity Manager II, LLC (the “Manager”), an affiliate of the Advisor, manages real estate properties and real estate-related debt investments and coordinates the leasing of, and manages construction activities related to the Company’s real estate properties pursuant to the terms of the management agreement with the Manager.

Property management fees. The Manager earns a property management fee equal to 4.5% of actual gross cash receipts from the operations of real property investments.

Construction management fees. The Manager earns a construction management fee of 5.0% of actual aggregate costs to construct improvements, or to repair, rehab or reconstruct a property.

Debt servicing fees. The Manager earns a debt servicing fee of 2.75% on payments received from loans held by the Company for investment.

Expense reimbursement. During the ordinary course of business, the Manager or other affiliates of RAI may pay certain shared operating expenses on behalf of the Company.

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

SEPTEMBER 30, 2015

(unaudited)

Relationship with Resource Securities

Resource Securities, Inc. (“Resource Securities”), an affiliate of the Advisor, serves as the Company’s dealer-manager and is responsible for marketing the Company’s shares during the primary portion of its public offering. Pursuant to the terms of the dealer-manager agreement with Resource Securities, the Company pays Resource Securities a selling commission of up to 7% of gross primary offering proceeds and a dealer-manager fee of up to 3% of gross primary offering proceeds. Resource Securities reallows all selling commissions earned and a portion of the dealer-manager fee as a marketing fee to participating broker-dealers. No selling commissions or dealer-manager fees are earned by Resource Securities in connection with sales under the distribution reinvestment plan. Additionally, the Company may reimburse Resource Securities for bona fide due diligence expenses.

Relationship with Other Related Party

The Company utilizes the services of a printing company, Graphic Images, LLC (“Graphic Images”), the principal owner of which is the father of RAI’s Chief Financial Officer.

The fees earned/expenses incurred and the amounts payable to such related parties are summarized in the following table:

	September 30, 2015	December 31, 2014
Due from related parties:
Advisor	$230,695	$—
Resource Securities	—	3,944
RAI - self-insurance funds held in escrow	249,758	30,081

	$480,453	$34,025

Due to related parties:
Advisor
Asset management fees	$—	$28,456
Organization and offering costs	1,072,795	2,272,325
Operating expense reimbursements	—	1,145,784

Manager
Property management fees	98,983	6,391
Expense reimbursements	332,874	39,592

Resource Securities
Selling commissions and dealer-manager fees	339,482	358,715

	$1,844,134	$3,851,263

Graphic Images (1)	$7,598	$81,424

(1)	Included in Accrued expenses on the consolidated balance sheets.

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

SEPTEMBER 30, 2015

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Fees earned / expenses incurred:
Advisor
Acquisition fees	$2,238,807	$60,053	$4,067,085	$264,238
Asset management fees	$484,578	$29,635	996,864	37,130
Debt financing fees	$267,348	$—	561,048	37,325
Organization and offering costs	$449,760	$418,339	1,403,444	2,489,150
Overhead allocation	$272,505	$152,533	817,798	880,329
Interest expense	$—	$2,242	—	2,242

Manager
Property management fees	$166,411	$16,274	359,328	22,098
Construction management fees	$134,397	$—	211,224	—
Operating expense reimbursements	$150,271	$3,744	218,092	20,288

Resource Securities
Selling commissions and dealer-manager fees	$7,933,760	$1,332,915	26,281,478	1,520,817

Other
Graphic Images	$95,667	$76,686	368,452	239,078

NOTE 12 - EQUITY

Preferred Stock

The Company’s charter authorizes the Company to issue 10,000,000 shares of its $0.01 par value preferred stock. As of September 30, 2015, no shares of preferred stock were issued or outstanding.

Convertible Stock

As of September 30, 2015, the Company had 50,000 shares of $0.01 par value convertible stock outstanding, which are owned by the Advisor and affiliated persons. The convertible stock will convert into shares of the Company’s common stock upon the occurrence of (a) the Company having paid distributions to common stockholders that in the aggregate equal 100% of the price at which the Company originally sold the shares plus an amount sufficient to produce a 7% cumulative, non-compounded annual return on the shares at that price; or (b) if the Company lists its common stock on a national securities exchange and, on or after the 31st trading day following the listing, the Company’s value based on the average trading price of its common stock since the listing, plus prior distributions, combine to meet the same 7% return threshold.

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

SEPTEMBER 30, 2015

(unaudited)

Each of these two events is a “Triggering Event.” Upon a Triggering Event, the Company’s convertible stock will, unless its advisory agreement has been terminated or not renewed on account of a material breach by its Advisor, generally be converted into a number of shares of common stock equal to 1/50,000 of the quotient of:

(A) the lesser of

(i)	25% of the amount, if any, by which

(1)	the value of the Company as of the date of the event triggering the conversion plus the total distributions paid to its stockholders through such date on the then-outstanding shares of its common stock exceeds

(2)	the sum of the aggregate issue price of those outstanding shares plus a 10% cumulative, non-compounded, annual return on the issue price of those outstanding shares as of the date of the event triggering the conversion, or

(ii)	15% of the amount, if any, by which

(1)	the value of the Company as of the date of the event triggering the conversion plus the total distributions paid to its stockholders through such date on the then-outstanding shares of its common stock exceeds

(2)	the sum of the aggregate issue price of those outstanding shares plus a 6% cumulative, non-compounded, annual return on the issue price of those outstanding shares as of the date of the event triggering the conversion, divided by

(B) the value of the Company divided by the number of outstanding shares of common stock, in each case, as of the date of the event triggering the conversion.

Common Stock

As of September 30, 2015, the Company had an aggregate of 32,689,955 shares of $0.01 par value common stock outstanding, including the Advisor’s additional purchase of 117,778 shares of common stock for $1.1 million, as follows:

	Shares Issued	Gross Proceeds
Initial public offering	31,892,619	$317,742,273
Shares issued through stock distributions	246,365	—
Shares issued through distribution reinvestment plan	541,013	5,139,624
Advisor’s initial investment, net of 5,000 share conversion	15,000	150,000
Redemptions	(5,042)	(50,000)

	32,689,955	$322,981,897

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

SEPTEMBER 30, 2015

(unaudited)

Redemptions

During the nine months ended September 30, 2015, the Company redeemed shares as follows:

Period	Total Number of Shares Redeemed (1)	Average Price Paid per Share	Cumulative Number of Shares Purchased as Part of a Publicly Announced Plan or Program (2)	Approximate Dollar Value of Shares Available That May Yet Be Redeemed Under the Program
January 2015	—	$—	—		(2)
February 2015	—	$—	—		(2)
March 2015	5,042	$9.92	5,042		(2)
April 2015	—	$—	—		(2)
May 2015	—	$—	—		(2)
June 2015	—	$—	—		(2)
July 2015	—	$—	—		(2)
August 2015	—	$—	—		(2)
September 30, 2015	—	$—	—		(2)

(1)	All purchases of equity securities by the Company in the nine months ended September 30, 2015 were made pursuant to the Company’s share redemption program.
(2)	The Company currently limits the dollar value and number of shares that may be repurchased under the program, as discussed below.

All redemption requests tendered were honored during the nine months ended September 30, 2015.

The Company will not redeem in excess of 5% of the weighted-average number of shares outstanding during the 12-month period immediately prior to the effective date of redemption. Generally, the cash available for redemption will be limited to proceeds from the distribution reinvestment plan plus, if the Company had positive operating cash flow from the previous fiscal year, 1% of all operating cash flow from the previous fiscal year. These limitations apply to all redemptions, including redemptions sought upon a stockholder’s death, qualifying disability or confinement to a long-term care facility.

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

SEPTEMBER 30, 2015

(unaudited)

Distributions

For the nine months ended September 30, 2015, the Company paid aggregate distributions of $8.2 million, including $3.2 million of distributions paid in cash and $4.9 million of distributions reinvested in shares of common stock through the Company’s distribution reinvestment plan, as follows:

Authorization Date	Per Common Share	Record Dates	Distribution Date	Distributions reinvested in shares of Common Stock	Net Cash Distributions	Total Aggregate Distributions
November 13, 2014	$0.00164384	December 31, 2014 through January 29, 2015	January 30, 2015	$169,967	$89,412	$259,379
January 26, 2015	0.00164384	January 30, 2015 through February 26, 2015	February 27, 2015	208,353	115,274	323,627
January 26, 2015	0.00164384	February 27, 2015 through March 30, 2015	March 31, 2015	352,604	208,396	561,000
March 24, 2015	0.00164384	March 31, 2015 through April 29, 2015	April 30, 2015	465,774	290,181	755,955
March 24, 2015	0.00164384	April 30, 2015 through May 28, 2015	May 29, 2015	538,684	352,751	891,435
March 24, 2015	0.00164384	May 29, 2015 through June 29, 2015	June 30, 2015	681,964	468,622	1,150,586
June 25, 2015	0.00164384	June 30, 2015 through July 30, 2015	July 31, 2015	758,820	521,511	1,280,331
June 25, 2015	0.00164384	July 31, 2015 through August 30, 2015	August 31, 2015	849,012	583,455	1,432,467
June 25, 2015	0.00164384	August 31, 2015 through September 29, 2015	September 30, 2015	899,613	619,039	1,518,652

				$4,924,791	$3,248,641	$8,173,432

On September 18, 2015, the Company’s Board of Directors authorized cash distributions to the stockholders of record at the close of business each day in the period commencing September 30, 2015 through December 30, 2015 equal to a daily amount of $0.00164384 per share of common stock, payable on October 30, 2015, November 30, 2015 and December 31, 2015. We have accrued these distributions, which are included in Distributions payable on the consolidated balance sheets.

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

SEPTEMBER 30, 2015

(unaudited)

NOTE 13 - FAIR VALUE MEASURES AND DISCLOSURES

In analyzing the fair value of its investments accounted for on a fair value basis, the Company follows the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company determines fair value based on quoted prices when available or, if quoted prices are not available, through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The fair value of cash, tenant receivables and accounts payable, approximate their carrying value due to their short nature. The hierarchy followed defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter; depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

The fair value of rental properties is usually estimated based on information obtained from a number of sources, including information obtained about each property as a result of pre-acquisition due diligence, marketing and leasing activities. The Company allocates the purchase price of properties to acquired tangible assets, consisting of land, buildings, fixtures and improvements, and identified intangible lease assets and liabilities, consisting of the value of above-market and below-market leases, as applicable, the value of in-place leases and the value of tenant relationships, based in each case on their fair values.

Derivatives (interest rate caps) which are reported at fair value in the consolidated balance sheets are valued by a third party pricing agent using an income approach with models that use, as their primary inputs, readily observable market parameters. This valuation process considers factors including interest rate yield curves, time value, credit and volatility factors (Level 2).

The following table presents information about the Company’s assets measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value as follows:

	Level 1	Level 2	Level 3	Total
September 30, 2015
Assets:
Interest rate caps	$—	$30,723	$—	$30,723

	$—	$30,723	$—	$30,723

Liabilities:
Cancelable swap	$—	$(380,474)	$—	$(380,474)

	$—	$(380,474)	$—	$(380,474)

	Level 1	Level 2	Level 3	Total
December 31, 2014
Assets:
Interest rate caps	$—	$53,002	$—	$53,002

	$—	$53,002	$—	$53,002

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

SEPTEMBER 30, 2015

(unaudited)

Interest rate caps are included in Prepaid expenses and other assets on the consolidated balance sheets. Cancelable swaps are included in Derivative liabilities on the consolidated balance sheet.

The carrying amount and fair value of the Company’s mortgage notes payable are as follows:

	September 30, 2015		December 31, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Mortgage notes payable	$112,877,872	$114,044,908	$38,540,000	$38,540,000

The fair value of the mortgage notes payable with fixed interest rates was estimated using rates available to the Company for debt with similar terms and remaining maturities. (Level 3). The fair values of four of the mortgage notes payable with variable interest rates equals the carrying amounts because the interest rate of each of the mortgage notes payable is variable. (Level 3).

NOTE 14 - DERIVATIVES AND HEDGING ACTIVITIES

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company’s derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company’s known or expected cash receipts and its known or expected cash payments principally related to the Company’s investments and borrowings.

As a condition of the Company’s mortgage loans, from time to time the Company may be required to enter into certain derivative transactions as may be required by the lender. These transactions would generally be in line with the Company’s own risk management objectives and also serve to protect the lender.

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company entered into two interest rate caps that were designated as a cash flow hedges during 2014. Interest rate caps designated as cash flow hedges involve the receipt of variable amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the nine months ended September 30, 2015, such derivatives were used to hedge the variable cash flows, indexed to London InterBank Offered Rate (“LIBOR”), associated with an existing variable-rate loan agreement. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. During the nine months ended September 30, 2015, the Company did not record any hedge ineffectiveness in earnings.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt.

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

SEPTEMBER 30, 2015

(unaudited)

As of September 30, 2015, the Company had the following outstanding interest rate derivatives:

Interest Rate Derivatives	Number of Instruments	Notional Amount	Maturity Dates
Derivatives designated as hedging instruments:
Interest rate caps	3	$58,740,000	January 1, 2018 to July 1, 2019
Derivatives not designated as hedging instruments:
Cancelable swap	1	$32,000,000	July 28, 2020

Tabular Disclosure of Fair Value of Derivative Instrument on the Balance Sheet

The table below presents the fair value of the Company’s derivative financial instruments, which are included in prepaid expenses and other assets and derivative liability on the consolidated balance sheets:

Asset Derivatives				Liabilities Derivatives
September 30, 2015		December 31, 2014		September 30, 2015		December 31, 2014
Balance Sheet	Fair Value	Balance Sheet	Fair Value	Balance Sheet	Fair Value	Balance Sheet	Fair Value
Interest rate caps	$30,723	Interest rate caps	$53,002	NA	$—	NA	$—
NA	$—	NA	—	Cancelable swap	(380,874)	NA	—

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt.

The table below presents the effect of the Company’s derivative financial instruments on the consolidated statements of operations and comprehensive loss for the three and nine months ended September 30, 2015 and 2014:

		Amount of Gain (Loss) Recognized in Income for the Three Months Ended		Amount of Gain (Loss) Recognized in Income for the Nine Months Ended
Derivatives Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Interest rate caps	Interest expense	$(180)	—	$(365)	—

		Amount of Gain (Loss) Recognized in Income for the Three Months Ended		Amount of Gain (Loss) Recognized in Income for the Nine Months Ended
Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Cancelable swap	Interest expense	$(477,668)	—	$(477,668)	—

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

SEPTEMBER 30, 2015

(unaudited)

NOTE 15 - OPERATING EXPENSE LIMITATION

As required under the Company’s charter, the Advisor must reimburse the Company the amount by which the aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of 2% of the average invested assets or 25% of net income, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. “Average invested assets” means the average monthly book value of assets invested, directly or indirectly, in equity interests in and loans secured by real estate during the 12-month period before deducting depreciation, bad debts or other non-cash reserves. “Total operating expenses” means all expenses paid or incurred by the Company, as determined under GAAP, that are in any way related to operations, including advisory fees, but excluding (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization and bad debt reserves; (e) reasonable incentive fees based on the gain in the sale of assets; and (f) acquisition fees, acquisition expenses (including expenses relating to potential investments that do not close), disposition fees on the resale of property and other expenses connected with the acquisition, disposition and ownership of real estate interests, loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property). Operating expenses for the four quarters ended September 30, 2015 exceeded the charter imposed limitation; however, the conflicts committee of the board of directors determined that the excess was justified for these periods given the costs of operating a public company and the early stage of the Company’s operations.

NOTE 16 - SUBSEQUENT EVENTS

On October 29, 2015, the Company purchased a 188-unit multifamily community located in Portland, Oregon from an unaffiliated seller for $32.8 million.

The Company has evaluated subsequent events and determined that no additional events have occurred which would require an adjustment to the consolidated financial statements.